SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    Form 15

         Certification and Notice of Termination of Registration under

            Section 12(g) of the Securities Exchange Act of 1934 or
              Suspension of Duty to File Reports Under Section 13
               and 15(d) of the Securities Exchange Act of 1934.


                                          Commission File Number  333-52720
                                                                  ----------


                      GREENWICH CAPITAL ACCEPTANCE, INC.
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            (Exact name of Registrant as specified in its charter)

                              600 Steamboat Road
                  Greenwich, Connecticut 06830 (203) 622-2700
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         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                      Greenwich Capital Acceptance, Inc.
          Resecuritization Mortgage Trust Certificates, Series 1999-B

           (Title of each class of securities covered by this Form)

                                     None
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             (Titles of all other classes of securities for which
                 a duty to file reports under Section 13(a) or
                                15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]

                  Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]

                  Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]

                  Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [X]

                  Rule 12h-3(b)(1)(i)  [ ]

         Approximate number of holders of record as of the certification or notice date: 14

         Pursuant to the requirements of the Securities Exchange Act of 1934, Greenwich Capital Acceptance, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




DATE:   March 27, 2000                    By:   /s/ John Paul Graham
                                                ------------------------
                                                Name:  John Paul Graham
                                                       Title:  Vice President


                               BROWN & WOOD LLP
                            One World Trade Center
                           New York, New York 10048
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599


                                                             March 29, 2000

VIA ELECTRONIC FILING
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Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Greenwich Capital Acceptance, Inc.
              Resecuritization Mortgage Trust Certificates, Series 1999-B
              -----------------------------------------------------------

Dear Sir or Madam:

         On behalf of Structured Asset Mortgage Investments, Inc. (the "Company"), we are filing herewith a Form 15 with respect to the trust formed pursuant to the Pooling and Servicing Agreement relating to the above-referenced Series of Mortgage Pass-Through Certificates (which agreement was previously filed by the Company in a separate periodic report on Form 8-K). This Form 15 is being filed pursuant to Rule 15d-6 under the Securities Exchange Act of 1934, as amended (the "Act") in order to suspend the Company's duty to file reports with respect to such trust under Sections 13 and 15(d) of the Act.

                                           Sincerely,

                                           /s/ Edward B. Locke
                                           -----------------------

                                           Edward B. Locke

Enclosure